                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. _______)*


United States Satelite Broadcasting, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)



                     Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                     91253
- --------------------------------------------------------------------------------
                                (CUSIP Number)

David E. Simaitis One Nationwide Plaza 1-35-08 Columubus, OH 43216
(614) 249-7618
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                  July, 1990
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquistion which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                SCHEDULE 13D

 CUSIP NO. 91253                                                                       PAGE 2 OF 6 PAGES

- -----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     | Nationwide Mutual Insurance Company                                                               |
|     |     31-4177100                                                                                    |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     | WC                                                                                                |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | OHIO                                                                                              |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  5,065,500                                                      |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |          0                                                      |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  5,065,500                                                      |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |          0                                                      |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                    5,065,500                                                      |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |                                    6.0%                                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                    I.C.                                                           |
- -----------------------------------------------------------------------------------------------------------
                                  *SEE INSTUCTION BEFORE FILING OUT!

                                                                 Initial Filing
Item 1 Security and Issuer.
- ---------------------------

This statement relates to the common stock class of equity securities of United States Satellite Broadcasting, Inc. ("USSB"), with principal executive offices at 3415 University Avenue, St. Paul, Minnesota 55114.

Item 2. Identity and Background.

(a)-(b) Nationwide Mutual Insurance Company, One Nationwide Plaza, Columbus, Ohio 43216, is a mutual insurance company organized under the laws of the State of Ohio.

                        Directors of Reporting Person


        Name                            Address                         Principal Occupation
        ----                            -------                         --------------------
Lewis J. Alphin                 519 Bethel Church Road                  Farm Owner and Operator
                                Mount Olive, North Carolina
                                28365

Richard D. Crabtree             One Nationwide Plaza                    President and Chief
                                Columbus, Ohio 43216                    Operating Officer
                                                                        Nationwide Mutual
                                                                        Insurance Company

Keith W. Eckel                  1647 Falls Road                         Partner Fred W. Eckelsons
                                Clarks Summit, PA 18411                 President Eckel Farms Inc.

Willard J. Engel                1100 East Main Street                   General Manager, Lyon
                                Marshall, Minnesota 56258               County Cooperative Oil
                                                                        Company

Fred C. Finney                  1558 West Moreland Road                 Farm Owner and Operator,
                                Wooster, Ohio 44691                     Moreland Fruit Farm;
                                                                        Operator Melrose Orchard

Charles L. Fuellgraf, Jr.       600 S. Washington Street                Chief Executive Officer,
                                Butler, Pennsylvania 16001              Fuellgraf Electric Company,
                                                                        Electrical Construction &
                                                                        Engineering Services

Henry S. Holloway               1247 Stafford Road                      Farm Owner and Operator
                                Darlington, Maryland 21034


D. Richard McFerson             One Nationwide Plaza                    President and Chief
                                Columbus, Ohio  43216                   Executive Officer,
                                                                        Nationwide Insurance
                                                                        Enterprise

David O. Miller                 625 Country Club Dr., Apt. B6           President, Owen Potato
                                Newark, Ohio  43055                     Farm, Inc.; Partner, M&M
                                                                        Enterprises

C. Ray Noecker                  2770 State Rte. 674                     Farm Owner and Operator
                                Ashville, Ohio  43203

James F. Patterson              8765 Mulberry Road                      President, Patterson Farms,
                                Chesterland, Ohio  44026                Inc., Vice President
                                                                        Pattersons, Inc.

Robert H. Rickel                P.O. Box 15                             Rancher
                                Bayview, Idaho  83803

Arden L. Shisler                2724 W. Lebanon Road                    President and Chief
                                Dalton, Ohio  44118                     Executive Officer, K&B
                                                                        Transport, Inc.

Robert L. Stewart               88740 Fairview Road                     Farm Owner and Operator;
                                Jewett, Ohio  43986                     Owner and Operator,
                                                                        Sunnydale Mining

Nancy C. Thomas                 10235 Georgetown Road, N.E.             Farm Owner and Operator
                                Louisville, Ohio  44641

Harold W. Weihl                 14282 King Road                         Farm Owner and Operator
                                Bowling Green, Ohio  43402


                    Executive Officers of Reporting Person
                    ---------------------------------------

        Name                    Address                                 Principal Occupation
        ----                    -------                                 --------------------
D. Richard McFerson             One Nationwide Plaza                    President & Chief Executive
                                Columbus, Ohio  43216                   Officer Nationwide
                                                                        Insurance Enterprise




Galen R. Barnes                 One Nationwide Plaza                    President-Nationwide
                                Columbus, Ohio  43216                   Insurance Enterprise

Richard D. Crabtree             One Nationwide Plaza                    President and Chief
                                Columbus, Ohio  43216                   Operating Officer
                                                                        Nationwide Mutual
                                                                        Insurance Company

Robert A. Oakley                One Nationwide Plaza                    Executive Vice President -
                                Columbus, Ohio  43216                   Chief Financial Officer

Robert J. Woodward, Jr.         One Nationwide Plaza                    Executive Vice President -
                                Columbus, Ohio  43216                   Chief Investment Officer

Gordon E. McCutchan             One Nationwide Plaza                    Executive Vice President -
                                Columbus, Ohio  43216                   Law and Corporate Services
                                                                        and Secretary

W. Sidney Druen                 One Nationwide Plaza                    Senior Vice President -
                                Columbus, Ohio  43216                   General Counsel and
                                                                        Assistant Secretary


All of the above named directors and executive officers of the reporting person are hereinafter referred to as "Executive Officers."

(c)  Inapplicable

(d)-(e) During the past five years, none of the above-named persons or the Executive Officers have either been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as result thereof, subjected them to a judgment, decree or final order enjoining future violations of, or probiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Inapplicable.

Item 3. Source and Amount of Funds or Other Consideration
- ---------------------------------------------------------

The source of the funds for the purchase of the stock of USSB was from the working capital of Nationwide Mutual Insurance Company. The amount of the purchase price was $ 20,000,000. No part of the purchase price of the stock of USSB was borrowed.

Item 4.  Purpose of Transaction
- -------------------------------

Nationwide Mutual Insurance Company purchased the subject securities strictly for passive investment purposes. There are no other plans or proposals regarding the subject securities which the reporting person may have.

Item 5.  Interest in Securities of the Issuer
- ---------------------------------------------

(a)-(b) As of June 5, 1996 the aggregate number and percentage of the class of the subject securities, and the type of voting power attached therto, is as follows:

        Nationwide Mutual Insurance Company - 5,065,500- shares (sole power) Executive Officers -0- shares

(c) With its independent working capital, Nationwide Mutual Insurance Company ("Nationwide") acquired, in an amount equal to $ 20,000,000, 44,280 shares at a price per share of $ 451.67 of the subject securities in July of 1990; in September of 1993 Nationwide exchanged its shares for an equal number of Class A common shares to receive new common stock; in the fall of 1995 USSB shareholders approved a 75 for-one split of the new common stock and Nationwide held 5,688,000 shares; when USSB made an IPO on January 31, 1996, Nationwide sold 622,500 shares at a price of $25.32 per share; purchases were made from the subject company and the sale was made through the OTC market.

(d) No person, other than Nationwide Mutual Insurance Company, is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities.

(e) Inapplicable

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
- ------------------------------------------------------------------------------
to Securities of the Issuer
- ---------------------------

All shareholders owning more than 1,000 shares of the old stock were required to enter into "Lock Up" Agreements, whereby the shareholders agreed not to trade their shares for a period of 181 days after the IPO became effective, or July 30, 1996.

Item 7.  Material to be Filed as Exhibits
- -----------------------------------------

Inapplicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

June 6, 1996                    NATIONWIDE MUTUAL INSURANCE COMPANY

                                /s/ John G. Powles
                                ------------------------------------
                                John G. Powles
                                Vice President-Affiliate and Subsidiary
                                 Investments